Exhibit 5


              [Letterhead The Danner Company International Plaza]
                             2 International Drive
                                   Suite 510
                          Nashville, Tennessee 37217





April 4, 1995



Ms. Victoria Jackson
President & CEO
ProDiesel Sales & Service, Inc.
928 Main Street
Nashville, TN  37206


Dear Victoria:

Sometime ago I made an offer to try to help Shoney's. I have not yet gotten a yes or a no to my offer. I urge you to realize that while Shoney's is working through its "process" the stock is sinking again.

Will you tell me what the time frame is that you envision for giving me an answer? I would appreciate your answer by messenger. You know that I have other obligations and I cannot wait forever for an answer. Shoney's can't wait much longer either.


Sincerely,


Raymond L. Danner